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File No. 82-34816
November 18, 2004

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH. D.C. 185 SECTION

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Personnel Change of Our Subsidiary (SEGA CORPORATION) (dated October 27, 2004) (English translation)
- Notice of Adjustment to the Forecasts of Operating Results of the Company's subsidiary (SEGA CORPORATION) (dated November 10, 2004) (English translation)
- Notice of Adjustment to the Forecasts of Operating Results of SEGA SAMMY HOLDINGS INC. (dated November 10, 2004) (English translation)
- Started to make a study of establishing a finance company (dated November 11, 2004) (English translation)

Yours truly,

Fusako Otsuka

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

12/6

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816
October 27, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)	
Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Notice of Personnel Change of Our Subsidiary (SEGA CORPORATION)

Notice is hereby given that SEGA CORPORATION, a subsidiary of SEGA SAMMY HOLDINGS INC., made a personnel change pursuant to the resolution adopted at the meeting of its board of directors held on October 26, 2004, as described below:

1. Personnel change:

As of October 26, 2004

New Title	Name	Former Title
Executive Officer and General Manager, Office of the Chairman and the President	Koichi Fukazawa	General Manager, Office of the Chairman and the President

Koichi Fukazawa concurrently serves as Executive Officer of SEGA SAMMY HOLDINGS INC.

- END -

(Translation)

File No. 82-34816
November 10, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results of the Company's Subsidiary (SEGA CORPORATION)

Notice is hereby given that the forecasts of operating results of SEGA CORPORATION ("Sega"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), as publicized on May 18, 2004, are adjusted as described below:

Description

1. Adjustment to the forecast of operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004):

(1) Consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	88,000	1,200	200
Adjusted forecast (B)	93,000	5,500	1,000
Amount of increase or decrease (B-A)	5,000	4,300	800
Rate of increase or decrease	5.7%	358.3%	400.0%
Operating results for the previous interim period (from April 1, 2003 to September 30, 2003)	93,474	6,164	5,932

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	48,000	3,000	4,000
Adjusted forecast (B)	50,800	2,400	160
Amount of increase or decrease (B-A)	2,800	(-) 600	(-) 3,840
Rate of increase or decrease	5.8%	(-) 20.0%	(-) 96.0%
Operating results for the previous interim period (from April 1, 2003 to September 30, 2003)	47,832	3,615	5,673

2. Adjustment to the forecast of operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(1) Consolidated operating results:

No adjustment is made to the consolidated operating results for the whole-year period of the year ending March 31, 2005.

(2) Non-consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	104,000	9,500	11,500
Adjusted forecast (B)	104,000	5,000	4,500
Amount of increase or decrease (B-A)	0	(-) 4,500	(-) 7,000
Rate of increase or decrease	0.0%	(-) 47.3%	(-) 60.8%
Operating results for the previous year (from April 1, 2003 to March 31, 2004)	97,268	6,998	9,655

3. Reasons for the adjustment:

The adjustment to the forecast of consolidated operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004) arises from an expected substantial increase over the initial plan in sales of the number of titles launched overseas during and prior to the previous business year in the consumer business and a strong sale of cards of *the King of Beetle "MUSHIKING"* in the amusement facility operation business.

Profits are also expected to exceed the initial plan in all business sectors, principally due to strong sales of prizes in the amusement equipment sales business, *the King of Beetle "MUSHIKING"* in the amusement facility operation business and titles launched overseas during and prior to the previous business year in the consumer business.

With regard to the forecast of non-consolidated operating results for the interim period of the year ending March 31, 2005 (from April 1, 2004 to September 30, 2004), net sales are expected to increase due to the same reasons for the adjustment to the forecast of consolidated results for the interim period. However, during the interim period, Sega merged its software development subsidiary and recognized work in progress for the subsidiary in a lump sum as an expense. Additionally, Sega reported a loss from early redemption of convertible bonds, a revaluation loss of fixed assets and a decrease in corporate income taxes from its subsidiaries subject to consolidated taxation. Consequently, profits are expected to be lower than the initial plan.

With regard to the forecast of non-consolidated operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005), adjustment is made due to a cost increase as a result of the merger of the software development subsidiary, payment of management service fees to SEGA SAMMY HOLDINGS INC., which was incorporated as of October 1, 2004, and the reassessment of corporate income taxes as a result of an end to consolidated taxation, in addition to the reasons for the adjustment to the forecast of non-consolidated operating results for the interim period mentioned above.

[Notice on the forecasts of operating results]

The projected figures in the above forecasts of operating results are calculated based on the information available to management as of the date of publication hereof. The actual results may differ from the forecasts described above for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
November 10, 2004

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Operating Results of SEGA SAMMY HOLDINGS INC.

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") has made amendment to the forecast of operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) publicized on October 1, 2004, to reflect the amendment to the forecasts of operating results of its subsidiary Sammy Corporation (President and Representative Director: Kenkichi Yoshida, "Sammy") for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005) resolved by Sammy at the extraordinary meeting of its board of directors held today, as described below:

Description

1. Adjustment to the forecast of operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

(1) Consolidated operating results:

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	520,000	92,000	47,500
Adjusted forecast (B)	528,000	94,000	53,500
Amount of increase or decrease (B-A)	8,000	2,000	6,000
Rate of increase or decrease	1.5%	2.2%	12.6%

(2) Non-consolidated operating results:

No adjustment has been made to the forecast of non-consolidated operating results.

3. Reasons for the adjustment:

Sammy has made adjustment to the forecasts of its interim and whole-year operating results as sales of pachislot machines "Hokuto No Ken", among other things, increased favorably. Accordingly, the Company has also made amendment to the forecast of consolidated operating results for the whole-year period of the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005).

[Notice on the forecast of operating results]

The projected figures in the above forecast of operating results are calculated based on the information available to management as of the date of publication hereof. You should be aware that actual results may differ from the forecast described above for a variety of factors in the future.

- END -

(Translation)

File No. 82-34816
November 11, 2004

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Koichi Fukazawa, Executive Officer (TEL: 03-6215-9955)

Started to make a study of establishing a finance company

SEGA SAMMY HOLDINGS INC. (the "Company") has started to make a specific study of establishing a finance company on April 1, 2005, which will be responsible for investing and financing functions of the Company and its group companies (the "Group") for the purpose of efficient use of cash flows, diversification of risks of investments in facility development projects and the synergizing and expansion of its group business in leasing.

The Company is currently required to consider many facility investment proposals and plans to study the possibilities of investments by creating funds utilizing securitization schemes. The Company believes that investments through funds managed by specialists will bring about effects of careful examination and evaluation of cash flows of such investments and diversification of investment risks.

For the purpose of establishing a finance company, the Company has formed a special team of its own to specifically study the creation of funds utilizing securitization schemes involving specialist management companies and special purpose companies (SPC). Furthermore, the Company has started a more specific study by receiving support (including necessary know-how) from, and strengthening cooperation with, Mitsubishi Securities Co., Ltd.

The Group hopes that the establishment of a finance company will bring about more effective use of its management resources, promotion of more efficient group management and further diversification of risks of investments in the future, whereby increasing its enterprise value and shareholder value.

The outline of the finance company and the operations thereof will be publicized as soon as it is materialized.

- END -